Form 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July 7, 2005

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-       ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date:	July 7, 2005	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer

Westpac Banking Corporation ABN 33 007 457 141
Holder Number:

Number of NZ Class Shares held as at 6 July 2005:

7 July 2005

Dear Shareholder,

In May of this year, the Chairman of Westpac (NZ) Investments Limited (WNZIL) wrote to all NZ Class shareholders to advise of Westpac’s decision to exercise its right to exchange the NZ Class shares for Westpac ordinary shares.

In that letter, the Chairman foreshadowed that a formal notice would be sent to all NZ Class shareholders on or around 7 July 2005.

The formal notice of the exchange (your “Exchange Notice”) is enclosed with this letter.

As a result of the Exchange Notice, each of your NZ Class shares will be exchanged for one ordinary share in Westpac Banking Corporation and your NZ Class shares will be automatically transferred to Westpac Banking Corporation.

The number of NZ Class shares that you hold, as at 6 July 2005, is shown at the top of this page. The exchange is on a one-for-one basis. This means that you will be allotted one Westpac ordinary share for each NZ Class share that you hold. I expect that this allotment will happen on 11 July 2005.

Shortly after your Westpac ordinary shares are allotted, you will be sent a new holder’s pack which will contain more detailed information on your Westpac ordinary shareholding.

Your holding of Westpac ordinary shares will be recorded on a New Zealand branch register, which will be maintained by Link Market Services Limited (LINK). This register forms part of Westpac’s main register of holders of ordinary shares. I expect that you will be able to buy and sell Westpac ordinary shares on the New Zealand Stock Market from 11 July 2005. The Issuer Code for Westpac Banking Corporation is ‘WBC.’

From 11 July 2005, any share registry enquiries in relation to your Westpac shareholding should be directed to LINK. The contact details for LINK are as follows:

Street address:

Level 12

120 Albert Street

Auckland

Postal address:

P O Box 91976

Auckland 1030

or

DX Box CP23524

Phone:

From New Zealand: 0800 002 727

From outside New Zealand: 64 9 375 5998

9.00am to 5.00pm Monday to Friday, New Zealand time

Fax: 64 9 375 5990

Email: lmsenquiries@linkmarketservices.com

Web: www.linkmarketservices.com

You should keep this letter and the Exchange Notice in a safe place and with your other records of your original investment in your NZ Class Shares.

On the reverse side of the Exchange Notice you will find some answers to frequently asked questions relating to the exchange of NZ Class shares. More information on the terms of the NZ Class shares and the exchange process can be found on the Westpac website at www.westpac.com.au/investorcentre

On behalf of Westpac, I thank you for your support of the NZ Class shares and welcome you as a Westpac shareholder.

Yours faithfully,

/s/ Richard Willcock
Richard Willcock
Group Secretary and General Counsel

Westpac Banking Corporation ABN 33 007 457 141

To: NZ Class Shareholders of Westpac (NZ) Investments Limited

EXCHANGE NOTICE: NZ CLASS SHARES

This notice is given under the Exchange Deed Poll executed by Westpac Banking Corporation and dated 3 September 1999 relating to the NZ Class Shares.

By sending this notice to NZ Class Shareholders the Board of Westpac Banking Corporation determines that an event set out in Part B to the Schedule to the Exchange Deed has occurred and is an Exchange Event, being the event specified in paragraph (c), namely:

“(c) if a change of law or regulatory policy (including its interpretation) adversely affects Westpac, the Issuer or the Shareholders as a class, or any of their rights, under these arrangements (including if the Australian Prudential Regulation Authority ceases to accept that the NZ Class Shares are Tier 1 Capital).”

/s/ Richard Willcock
Richard Willcock
Group Secretary and General Counsel for and on behalf of Westpac Banking Corporation and its Board

Dated: 7 July 2005

Exchange of NZ Class Shares for Westpac Ordinary Shares:

Frequently Asked Questions

What is happening with the NZ Class Shares? What does this mean for me?

Westpac has decided that it will exchange the NZ Class shares for Westpac ordinary shares.

As a result of receiving the enclosed Exchange Notice from Westpac, your NZ Class shares will be automatically exchanged on a one-for-one basis for Westpac ordinary shares. Your Westpac ordinary shares are expected to be allotted on 11 July 2005.

Does Westpac have a right to exchange the NZ Class shares?

Yes. Under the terms of the Exchange Deed, Westpac has a right to exchange your NZ Class shares because Westpac is adversely affected by changes to Australian tax rules (the New Business Tax System (Debt and Equity) Act 2001) applying to the NZ Class share structure. The impact of these changes is that Westpac would have been subject to Australian franking debits in relation to the NZ Class share structure after 1 July 2005.

What do I need to do?

You do not need to take any action. As a result of the enclosed notice of exchange, your NZ Class shares will be automatically exchanged for Westpac ordinary shares on a one-for-one basis. All of your existing registry details and instructions will be retained.

Do I need to notify my broker or the registry?

No.

How can I sell my NZ Class shares?

The NZ Class shares ceased trading on the New Zealand Stock Market (NZSX) at the market close on Friday 1 July. It is therefore no longer possible to buy or sell NZ Class shares on the stock market.

Your Westpac ordinary shares are expected to be allotted on Monday 11 July 2005. From this date, it is expected that you will be able to buy and sell Westpac ordinary shares on the NZSX under the Issuer Code ‘WBC.’

What is the tax impact of exchange?

If you are a NZ resident, a summary of the taxation implications of the exchange for Westpac ordinary shares was sent to you with an explanatory letter in early May 2005. A copy of this summary is also available on our website at www.westpac.com.au/investorcentre. Within the Investor Centre click on ‘NZ Class Shares’ for more information.

If you have any further tax-related questions you should contact your financial or taxation adviser.

Will Westpac attach NZ imputation credits to dividends on the ordinary shares?

Westpac does not currently attach New Zealand imputation credits to its ordinary share dividends.

The ability to attach New Zealand imputation credits to ordinary share dividends is governed by ‘tax triangulation reforms’ between Australia and New Zealand. As these reforms however only allow for a pro-rata allocation of New Zealand imputation credits across all ordinary shares, the extent to which ordinary share dividends could be imputed is likely to be relatively low.

Westpac will however continue to assess the merits of electing into the use of tax triangulation reforms to attach imputation credits to ordinary share dividends. Westpac expects to provide further information in relation to its position on this issue no later than November 2005.